December 17, 2009	Robert W. Sweet, Jr. Boston Office 617.832.1160 rsweet@foleyhoag.com
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303
Mail Stop 4561
Attention: Mark P. Shuman, Branch Chief — Legal
Re:	Art Technology Group, Inc.; Annual Report on Form 10-K for the Year Ended December 31, 2008, Filed March 2, 2009; File No. 000-26679
Dear Mr. Shuman:
     Set forth below, on behalf of our client Art Technology Group, Inc., or ATG, are ATG’s responses to the comments of the Staff set forth in your letter dated November 20, 2009 to Robert D. Burke.
Form 10-K for the Fiscal Year Ended December 31, 2008
Part III
Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 21, 2009)
Equity Incentive Awards, page 24
1.	Although you provide general information regarding policies relating to your equity incentive awards, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual amounts awarded to each named executive officer. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2008. Refer to Item 401(b)(1) of Regulation S-K. Further, include in your discussion the elements your compensation committee considered

United States Securities and Exchange Commission
December 17, 2009

in awarding the combination of either performance-based restricted stock units and/or time-based restricted stock units. Refer to Item 401(b)(1)(v) of Regulation S-K.
Response:
     Set forth below is revised disclosure, expanding upon the disclosure originally provided under the heading “Compensation Discussion and Analysis—Equity Incentive Awards” in ATG’s definitive proxy statement dated April 21, 2009. The expanded disclosure below provides additional information about how the compensation committee determined the specific equity awards made to ATG’s named executive officers in fiscal 2008 and also discusses the elements the compensation committee considered in awarding the combination of performance-based and/or time-based restricted stock units. ATG expects that comparable disclosure regarding equity compensation for 2009 would be provided or incorporated by reference in its Annual Report on Form 10-K for the year ending December 31, 2009.
Equity Incentive Awards (revised)
     Our executive officers are eligible to receive equity incentive awards under our Amended and Restated 1996 Stock Option Plan (“1996 Plan”), which generally are made on an annual basis. The board, upon recommendation from the Compensation Committee, reviews and approves equity incentive awards for our Chief Executive Officer. The Compensation Committee approves equity incentive awards to the other executive officers, relying in part on recommendations from our Chief Executive Officer. The Compensation Committee and board meetings at which these awards are approved generally occur during the first quarter of each year. The Compensation Committee may on occasion issue equity incentive awards at other times if it determines the awards are necessary for retention, to reward extraordinary performance, or in connection with a promotion. However, in 2008 we made no equity awards to any of our named executive officers other than in connection with our annual company-wide equity grant, which occurred in March 2008. Newly hired executive officers generally receive sign-on grants at their hire dates, subject to the approval of the Compensation Committee.
     Equity awards pursuant to the 2008 Executive Equity Plan help us enhance the link between the creation of stockholder value and long-term executive incentive compensation, to provide an opportunity for increased equity ownership by executives, and to maintain competitive levels of total compensation, thus increasing our ability to retain our executive officers. In determining the number of shares to be subject to equity awards granted to each participant, our Compensation Committee seeks to provide awards that have a value at the time of grant that is approximately equal to the median value of equity awards provided to executives having similar levels of responsibility by the companies in the compensation peer group described above in “Target Total Cash Compensation.” In establishing the number of shares subject to

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equity awards, the Compensation Committee also takes into account its subjective assessment of each executive’s role and past and expected future performance.
     In fiscal 2008, the equity awards we granted to our executive officers consisted primarily of restricted stock units of two types: performance-based restricted stock units, time-based restricted stock units and stock options. A restricted stock unit is a contractual right which entitles the holder to receive, upon its vesting, one share of our common stock. Performance-based vesting units are intended primarily to provide our executives with incentives to improve our company’s performance, as the executives benefit from these awards only if we meet the financial goals specified in the awards. Time-based vesting units are intended primarily to provide a competitive level of compensation and to serve as retention tools, as they would provide an incentive to remain employed by us even if our stock price were to decrease due to economic conditions, market volatility or other factors. We also award stock options to purchase our common stock, at exercise prices that are not less than the closing price of our common stock as reported by the Nasdaq Global Market on the date of grant. Our stock options vest over time, generally over a period of four years. Equity awards in the form of stock options are primarily intended to reward value creation, as they benefit the executive only to the extent that our stock price increases. They also serve as retention tools, due to their time-based vesting.
     Performance-based restricted stock units are unvested on the date of grant and are subject to both performance-based vesting conditions as well as a time-based vesting schedule. The restricted stock units underlying each award must be earned pursuant to the performance-based criteria determined by the Compensation Committee and set forth in the applicable restricted stock unit agreement. Once earned, and provided that the holder continues to be employed by us, performance-based restricted stock units then vest over time, typically four years, with 25% of the earned units vesting on each anniversary of the date of grant (or such other date as determined by the Compensation Committee) so that the award is fully vested on the fourth anniversary of the date of grant.
     At the time of the initial performance-based grant, the Compensation Committee sets the maximum number of units subject to each award. The actual number of units earned is dependent on our achievement of adjusted operating profit threshold and adjusted revenue goals for the fiscal year in which the award is granted. Each award terminates, unvested, if we do not achieve an adjusted operating profit threshold for the year in which the unit was granted, as defined in the award agreement. However, if the adjusted operating profit threshold is met, then the holder is eligible to earn up to the maximum number of restricted stock units underlying the award. The final determination of the number of earned restricted stock units is based on our adjusted revenue for the fiscal year in which the award is granted. If our adjusted revenue equals or exceeds the target specified

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in the award, then the holder earns the maximum number of units subject to the award. If our adjusted revenue is greater than 80% but less than 100% of the specified target, then the holder earns a percentage of the maximum number of units based a schedule specified in the agreement. If our adjusted revenue does not exceed 80% of the target, no restricted stock units are earned. All performance-based units that are earned are then subject to time-based vesting and, upon vesting, entitle the holder to receive an equivalent number of shares of our common stock. The 2008 performance-based awards, to the extent earned, will vest in full in the event that we achieve revenue in any calendar year ending prior to the last vesting date of the awards that exceeds a threshold amount, specified in the awards, that is substantially in excess of our 2007 revenue.
     Time-based restricted stock units vest in installments based solely upon the lapse of time, provided that the holder continues to be employed by us. The time-based restricted stock units granted to our executive officers in 2008 vested 25% on March 6, 2009 and will vest 25% on each of March 6, 2010, March 6, 2011 and March 6, 2012, provided that the executive is an employee of ours on each of those dates.
     All our restricted stock unit agreements provide that at the time any underlying shares of our common stock become issuable to the holder upon vesting, we may elect either to withhold from the holder, or to cause to be issued to the holder and sold in the open market, a sufficient number of shares to satisfy the holder’s minimum tax withholding obligations.
     To assist it in determining the number of shares to be subject to equity awards in 2008, our Compensation Committee asked Towers Perrin to compare the aggregate value of the equity awards proposed to be granted to each of our executives to the values of equity awards received by executives in our compensation peer group. Towers Perrin measured these values using the binomial method. Towers Perrin concluded that, due to the uncertainty of achieving the performance targets, our performance-based restricted stock units had a value approximately half that of time-based restricted stock units for an equivalent number of shares. For each executive, the aggregate value of the awards he or she received in 2008 approximated the median value of the awards received by executives in our compensation peer group, as modified by the Compensation Committee’s subjective assessment of each executive’s role and past and expected future performance.
     In determining the mix of performance-based awards and time-based awards to be granted, our Compensation Committee considered the nature of each executive’s role and expected contribution and the differing compensation goals served by the various types of awards. For our executive officers other than our Chief Executive Officer and our Senior Vice President Worldwide Sales, our Compensation Committee concluded that the mix of awards should be

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approximately evenly weighted between providing incentives to improve our company’s performance and providing competitive compensation for retention purposes, with a slight emphasis on retention. The Committee therefore determined to award to each of these executives a performance-based restricted stock unit covering 50,000 shares of our common stock and a time-based restricted stock unit covering 60,000 shares of our common stock. The Committee awarded our Senior Vice President Worldwide Sales 60,000 time-based restricted stock units and 70,000 performance-based restricted stock units. The higher number of performance-based units was in recognition of his role as our senior sales executive, and was intended to provide him with additional incentive to help us achieve our 2008 revenue goal.
     The Compensation Committee granted our Chief Executive Officer 200,000 time-based restricted stock units and an equal number of time-based stock options. The Committee believed that stock options, rather than restricted stock units, were an appropriate form of performance-based compensation for our Chief Executive Officer, as they primarily reward the creation of shareholder value through increases in our stock price over the long term, which our Committee considers to be his most important responsibility.
Summary Compensation Table, page 27
2.	We note that your Summary Compensation Table does not include the required disclosure for the last three completed fiscal years, as you have only included disclosure for years 2007 and 2008. For your future filings, please note that Item 402(c)(1) of Regulation S-K requires that the Summary Compensation Table include information for the last three completed fiscal years. Also, the Compensation Discussion and Analysis section requires a corresponding discussion of the information contained in the table. See Instructions to Item 402(b) of Regulation S-K.
Response:
     ATG acknowledges the Staff comment and confirms that the Summary Compensation Table provided or incorporated by reference in its Annual Report on Form 10-K for the year ending December 31, 2009 will include compensation information for each of the three fiscal years then ended, and that the related Compensation Discussion and Analysis will include a corresponding discussion of the information contained in the table, focusing on the material principles underlying ATG’s executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.
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United States Securities and Exchange Commission
December 17, 2009

     ATG acknowledges that:
•	ATG is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ATG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your continued courtesy and consideration.

Very truly yours,
/s/ Robert W. Sweet, Jr.
Robert W. Sweet, Jr.

     RWS:bjv
cc:	Stephanie Bouvet Robert D. Burke John D. Patterson, Jr.